Exhibit 99.1

Icon Energy Corp. Announces the Delivery of M/V Charlie

Athens, Greece, June 24, 2025 (GLOBE NEWSWIRE) — Icon Energy Corp. (“Icon” or the “Company”) (Nasdaq: ICON), an international shipping company providing worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels, is pleased to announce the successful delivery of the M/V Charlie to its fleet.

Delivery. On June 21, 2025, Icon took delivery of the M/V Charlie, a 2020-built, scrubber-fitted, eco Ultramax dry bulk carrier, it had agreed to bareboat charter-in from an unaffiliated third party, as previously announced on March 24, 2025.

Charter. The M/V Charlie has been time chartered-out to a reputable dry bulk operator for a period of 9 to 12 months, at a floating daily hire rate linked to the Baltic Supramax Index. In addition to the daily hire rate, Icon will also receive a share of the fuel cost savings to be realized by the charterer through the use of the vessel’s scrubber. The time charter commenced immediately upon delivery of the M/V Charlie to Icon.

Ismini Panagiotidi, Chairwoman and Chief Executive Officer of Icon, commented:

“We are pleased to welcome the M/V Charlie to Icon’s fleet and wish her fair winds and calm seas. With the vessel set to immediately contribute to our revenues, Icon remains focused on further expanding its fleet through disciplined and opportunistic acquisitions.”

About Icon Energy Corp.

Icon is an international shipping company that provides worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels. Icon maintains its principal executive office in Athens, Greece, and its common shares trade on the Nasdaq Capital Market under the symbol “ICON.”

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements.” Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions that are other than statements of historical fact are forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot provide assurance that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). As a result, you are cautioned not to unduly rely on any forward-looking statements, which speak only as of the date of this communication.

Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things: the Company’s future operating or financial results; the Company’s liquidity, including its ability to service any indebtedness; changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

Contact Information

Icon Energy Corp.
Dennis Psachos
Chief Financial Officer
+30 211 88 81 300
ir@icon-nrg.com
www.icon-nrg.com